UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CALIFORNIA MICRO DEVICES CORPORATION
(Name of Registrant as Specified in Its Charter)

DIALECTIC CAPITAL MANAGEMENT, LLC
DIALECTIC CAPITAL PARTNERS, LP
DIALECTIC OFFSHORE, LTD.
DIALECTIC ANTITHESIS PARTNERS, LP
DIALECTIC ANTITHESIS OFFSHORE, LTD.
JOHN FICHTHORN
LUKE FICHTHORN
J. MICHAEL GULLARD
KENNETH POTASHNER
BRYANT RILEY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JULY 24, 2009

DIALECTIC CAPITAL MANAGEMENT, LLC

___________, 2009

Dear Fellow Stockholder:

Dialectic Capital Management, LLC (“DCM”) and the other participants in this solicitation (collectively, the “Dialectic Group” or “we”) are the beneficial owners of an aggregate of 2,025,011 shares of common stock of California Micro Devices Corporation (“CMD” or the “Company”), representing approximately 8.8% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, the Dialectic Group believes that the Board of Directors of the Company is not acting in the best interests of its stockholders.  The Dialectic Group is therefore seeking your support at the annual meeting of stockholders scheduled to be held on Thursday, September 17, 2009 at 2:00 p.m., at the McCarthy Conference Center, 690 North McCarthy Boulevard, Milpitas, California, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect the Dialectic Group’s slate of three (3) director nominees to the Company’s Board of Directors in opposition to the Company’s incumbent directors;

2.	To ratify the selection of Grant Thornton LLP as the Company’s independent registered public accountants for the fiscal year ending March 31, 2010; and

3.	To amend the 1995 Employee Stock Purchase Plan to increase the total number of shares reserved for issuance thereunder by 200,000 shares from 1,940,000 shares to 2,140,000 shares.

We are not seeking control of the Board of Directors.  Through the attached Proxy Statement, we are soliciting proxies to elect not only our three (3) director nominees, but also the candidates who have been nominated by CMD other than __________, __________ and ___________.  This gives stockholders the ability to vote for the total number of directors (seven (7)) up for election at the Annual Meeting.  The names, backgrounds and qualifications of CMD’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of CMD’s nominees will serve as directors if our nominees are elected.

The Dialectic Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners, the firm which is assisting us in this solicitation, at its address and toll-free number listed on the following page.

Thank you for your support,

John Fichthorn
Dialectic Capital Management, LLC

3

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Dialectic Group’s  proxy materials, please call Okapi Partners at the phone numbers listed below.

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 285-5990
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

2009 ANNUAL MEETING OF STOCKHOLDERS
OF
CALIFORNIA MICRO DEVICES CORPORATION
_________________________

PROXY STATEMENT
OF
DIALECTIC CAPITAL MANAGEMENT, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Dialectic Capital Management, LLC, a Delaware limited liability company (“DCM”), Dialectic Capital Partners, LP, a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO” and, together with DCM, DCP, DOF and DAP, “Dialectic”), John Fichthorn, Luke Fichthorn, J. Michael Gullard (“Mr. Gullard”), Kenneth Potashner (“Mr. Potashner”) and Bryant Riley (“Mr. Riley”) (collectively, the “Dialectic Group”) are significant stockholders of California Micro Devices Corporation, a Delaware corporation (“CMD” or the “Company”).  The members of the Dialectic Group are participants in this solicitation.  The Dialectic Group believes that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its stockholders.  The Dialectic Group is therefore seeking your support at the annual meeting of stockholders scheduled to be held on Thursday, September 17, 2009 at 2:00 p.m., at the McCarthy Conference Center, 690 North McCarthy Boulevard, Milpitas, California, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect the Dialectic Group’s director nominees, John Fichthorn, J. Michael Gullard and Kenneth Potashner (the “Dialectic Nominees”), to serve as directors until the 2010 annual meeting of stockholders and until their respective successors shall have been elected and qualified, in opposition to the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To ratify the selection of Grant Thornton LLP as the Company’s independent registered public accountants for the fiscal year ending March 31, 2010;

3.	To amend the 1995 Employee Stock Purchase Plan to increase the total number of shares reserved for issuance thereunder by 200,000 shares from 1,940,000 shares to 2,140,000 shares.

This Proxy Statement is soliciting proxies to elect not only the three (3) Dialectic Nominees, but also the candidates who have been nominated by the Company other than _________, __________ and __________.  This gives stockholders who wish to vote for the Dialectic Nominees the ability to vote for seven (7) nominees in total.

As of the date of this Proxy Statement, the members of the Dialectic Group were the beneficial owners of an aggregate of 2,025,011 shares of common stock of the Company, par value $0.001 per share (the “Shares”), which currently represent approximately 8.8% of the issued and outstanding Shares, all of which are entitled to be voted at the Annual Meeting.

CMD has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as July 20, 2009 (the “Record Date”).  The mailing address of the principal executive offices of CMD is 490 N. McCarthy Boulevard, #100, Milpitas, California 95035.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to CMD, as of the Record Date, there were 22,917,914 Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares (i) FOR the election of the Dialectic Nominees and the candidates who have been nominated by the Company other than ___________, __________ and ___________, (ii) FOR the ratification of Grant Thornton LLP as the Company’s independent registered public accountants for the fiscal year ending March 31, 2010 and (iii) FOR the amendment of the 1995 Employee Stock Purchase Plan to increase the total number of Shares reserved for issuance thereunder by 200,000 Shares.

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about _____, 2009.

THIS SOLICITATION IS BEING MADE BY THE DIALECTIC GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE DIALECTIC GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE DIALECTIC GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE DIALECTIC GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE DIALECTIC NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CMD MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE DIALECTIC NOMINEES AND THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN __________, __________ AND ______________ BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE DIALECTIC GROUP, C/O OKAPI PARTNERS, THE FIRM WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF CMD, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON
SEPTEMBER 17, 2009

The proxy materials are available at http://www.myproxyonline.com/okapimaterials.

IMPORTANT

Your vote is important, no matter how few Shares you own.  The Dialectic Group urges you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of the Dialectic Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Dialectic Group, c/o Okapi Partners, in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Dialectic Group.  Remember, you can vote for our three (3) nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 285-5990
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	Dialectic commenced accumulating Shares in 2006. By December 22, 2008, Dialectic had acquired an aggregate of 2,006,000 Shares.

•
From time to time, representatives of Dialectic engaged in conversations with representatives of the Company’s management regarding the Company’s business, financial condition and prospects.  Dialectic also has participated in the Company’s earnings conference calls since the Company’s fiscal 2008 third quarter call held on January 22, 2008.  Representatives of Dialectic frequently asked questions on these calls.

•
On December 31, 2008, DCM sent a letter to the Board expressing its concern over the Company’s strategic direction and financial results, the composition and tenure of the Board and the compensation awarded to members of management and the Board.  In its letter, DCM recommended that the Company return $33 million, or $1.42 a share, in a dividend to all stockholders and engage an investment bank and begin a sale process of the Company to a larger acquirer with a more diverse product line.

•
On January 5, 2009, Wade F. Meyercord, the Chairman of the Board of the Company, responded to DCM’s December 31, 2008 letter, stating that the Board favored retaining CMD’s cash, rather than returning cash to stockholders, and did not believe it was advisable to explore a sale of the Company at that time.

•
In January 2009, at the Needham & Company Growth Conference, representatives of Dialectic were scheduled to meet with representatives of the Company.  The night before the scheduled meeting, the meeting was cancelled without explanation to Dialectic, and was rescheduled only after representatives of Dialectic contacted Needham.

•
In early February 2009, a representative of DCM’s advisor, B. Riley & Co., LLC (“B. Riley”), exchanged e-mails with Mr. Meyercord in an attempt to arrange a meeting with representatives of the Company to address Dialectic’s concerns regarding the Company.  Mr. Meyercord referred B. Riley’s representative to Robert V. Dickinson, the Chief Executive Officer of the Company, who Mr. Meyercord stated was the focal point to address stockholder concerns.

•
On February 3, 2009, DCM sent a letter to the Board in which DCM expressed serious doubts as to the Company’s ability to successfully pursue an acquisition strategy in view of the Company’s acquisition of Arques Technology, among other things.  The letter also questioned the Board’s decision to eliminate stockholders’ right to call special meetings and the ability of the Board and management to properly allocate capital.

•
On February 6, 2009, Mr. Meyercord sent a letter to DCM acknowledging receipt of DCM’s February 3, 2009 letter and advising DCM that the Board had considered its contents.  The letter also stated that the Company had been contacted by representatives of B. Riley to arrange a meeting, but that the Company did not intend to meet with them.

•
On February 9, 2009, management of the Company participated in a video conference attended by representatives of Kaufman Bros. and Dialectic.  Representatives of Kaufman Bros. asked questions focused primarily on the Company’s industry and customers.  When a representative of Dialectic attempted to ask Company-specific questions, he was informed that his questions would not be accepted.

•	On February 25, 2009, representatives of the Company were in New York to hold a series of meetings with investors. Dialectic was not invited to participate in any of these meetings.

•
On March 4, 2009, as updated on March 11, 2009, in accordance with the Company’s bylaws, DCP delivered to the Company its notice of intention to nominate candidates for election to the Board at the Annual Meeting.

•	On March 6, 2009, DCP issued a press release announcing its nomination of highly qualified director nominees for election to the Board.

•
On May 14, 2009, counsel for the Company contacted counsel for the Dialectic Group and requested to arrange for the interview of the Dialectic Group’s nominees by the Company’s Nominating and Corporate Governance Committee (the “Nominating Committee”).  On May 18, 2009, counsel for the Dialectic Group informed the Company’s counsel that the Dialectic Group was willing to make its nominees available to be interviewed provided that the parties were able to reach agreement on the composition of the Board assuming that the Dialectic Group’s nominees demonstrated their evident qualifications to the Nominating Committee.  The Company’s counsel responded on the same date that the Company cannot accept this condition and that the Nominating Committee will be unable to interview the Dialectic Group’s nominees.

•
On May 19, 2009, a representative of Dialectic met with Mr. Dickinson and Kevin J. Berry, Chief Financial Officer of the Company, in an effort to establish an amicable dialogue between the parties and to understand the Company’s revenue targets.  The Dialectic and management representatives discussed the decline in the Company’s revenues and earnings, but the management representatives would not provide a timeline for achieving the Company’s revenue and margin goals that had been disclosed in its SEC filings.

•
In June 2009, representatives of the Dialectic Group reached out to Mr. Dickinson and members of the Board in an effort to avoid an election contest.  Phone calls made by a representative of B. Riley to members of the Board went unreturned.  Mr. Meyercord, in an e-mail to B. Riley, reiterated that Mr. Dickinson was the “single focal point” for stockholder concerns.

•
On June 15, 2009, John Fichthorn, a managing member of DCM, initiated a telephone conversation with Mr. Dickinson in which they discussed the composition of the Board and the parameters of a potential settlement to avoid an election contest.  Representatives of the Dialectic Group followed up on this conversation with representatives of the Company in an effort to facilitate a prompt, negotiated resolution.  However, representatives of the Company informed representatives of the Dialectic Group that Mr. Dickinson was travelling overseas and would not be able to continue discussions with Mr. Fichthorn until his return on June 26, 2009.

•
Mr. Fichthorn requested further discussion with Mr. Dickinson prior to his return from overseas.  Accordingly, Messrs. Fichthorn and Dickinson spoke again on June 22, 2009, but, on the advice of counsel, Mr. Dickinson remained noncommittal as to the Company’s intentions regarding the election of directors at the Annual Meeting.

•
On June 26, 2009, after Mr. Dickinson returned from overseas, Messrs. Fichthorn and Dickinson had a telephone conversation in which Mr. Dickinson informed Mr. Fichthorn that the Company had selected a new candidate for the Board.  Mr. Dickinson stated that the Company would provide representatives of the Dialectic Group the opportunity to meet with this proposed nominee if DCM executed a confidentiality agreement.  Mr. Fichthorn expressed his willingness to meet with this individual in order to determine his qualifications to serve on the Board, but also emphasized the importance and benefits of having either a Dialectic Nominee, in particular Mr. Fichthorn, or a representative of another 5% or greater stockholder, serve on the Board.

•	On June 30, 2009, DCM and the Company executed a non-disclosure agreement as a prerequisite to the Dialectic Group’s discussions with the proposed nominee.

•
On July 1, 2009, Mr. Dickinson introduced Mr. Fichthorn, via e-mail, to Jon Castor, the proposed nominee chosen by the Board.  Mr. Fichthorn promptly contacted Mr. Castor to arrange an interview, and again emphasized to Mr. Dickinson his position regarding having a Dialectic Nominee, or a representative of another 5% or greater stockholder, serve on the Board.  Mr. Dickinson replied that he would discuss Mr. Fichthorn’s views with the Board, but that his own personal view was contrary to Mr. Fichthorn’s.

•	On July 2, 2009, representatives of the Dialectic Group interviewed Mr. Castor.

•	Effective July 7, 2009, the Board appointed Mr. Castor as a new director.

•
Between July 2, 2009 and July 3, 2009, Messrs. Fichthorn and Dickinson exchanged e-mails to arrange a time to discuss Mr. Fichthorn’s call with Mr. Castor and the composition of the Board.  Mr. Fichthorn asked Mr. Dickinson if he was prepared to address Mr. Fichthorn’s position regarding stockholder representation on the Board.  Mr. Dickinson replied that he did not have an answer for Mr. Fichthorn on that subject, but instead wanted to speak with Mr. Fichthorn regarding his views on Mr. Castor and explore potential alternatives with him.  Mr. Fichthorn, who had only been afforded the opportunity to speak with Mr. Dickinson on this matter, then requested to speak with an independent Board member.  Mr. Dickinson referred Mr. Fichthorn to Mr. Meyercord.

•	Between July 6, 2009 and July 7, 2009, Messrs. Fichthorn and Meyercord spoke by telephone and exchanged e-mails. During the course of this correspondence:

▪
Mr. Meyercord indicated that the Board was not willing to include one of the Dialectic Nominees on the Board, although, when asked by Mr. Fichthorn, Mr. Meyercord could not articulate any downside to including a stockholder representative on the Board.  Mr. Meyercord requested that the Dialectic Group forego an election contest at the Annual Meeting and evaluate the Board’s performance over the next year with the addition of Mr. Castor.

▪
Mr. Meyercord indicated that the Board, while not opposed to adding an eighth director, viewed seven directors as an appropriate size, the Board did not believe that the representation of stockholder interests was sufficient in and of itself for service on the Board, the Board viewed Mr. Castor’s qualifications as superior to those of the Dialectic Nominees, and the Board would consider another individual recommended by the Dialectic Group, but that time was running short.

•
On July 7, 2009, Messrs. Fichthorn and Dickinson spoke by telephone.  Mr. Fichthorn outlined to Mr. Dickinson the following proposal, which was sent by e-mail from the Dialectic Group’s counsel to the Company’s counsel:

▪	The Board would redeem CMD’s stockholder rights plan, as called for by one of CMD’s principal stockholders.

▪	The Board would amend CMD’s bylaws to permit special meetings of stockholders to be called by stockholders holding 5% or more of the outstanding Shares.

▪	The Board would expand to eight directors to include a stockholder representative on the Board other than Mr. Fichthorn, either Mr. Gullard or Mr. Potashner.

▪	Mr. Fichthorn would be given the opportunity to present at two or more Board meetings per calendar year.

▪
The Dialectic Group would agree not to call a special meeting to remove and replace directors prior to the Company’s 2010 annual meeting, but would be able to nominate candidates for election as directors at the 2010 annual meeting.

During this phone call, Mr. Dickinson informed Mr. Fichthorn that the Company was working on a proposal to address the Dialectic Group’s concerns regarding stockholder representation.

•
On July 9, 2009, counsel for the Company informed counsel for the Dialectic Group by e-mail that the Company had been having discussions with a significant stockholder, other than the Dialectic Group, about including a representative of that stockholder on the Board, although unspecified issues had been encountered that rendered this potential appointment uncertain.  Counsel for the Company inquired as to whether the Dialectic Group would consider a nominee of another stockholder that held fewer than 5% of the Shares.  In light of this e-mail, the Dialectic Group determined it was advisable to file its proxy statement.

REASONS FOR THE SOLICITATION

Dialectic has made repeated attempts to engage in a constructive dialogue and negotiate in good faith with the incumbent Board to avoid an election contest.  However, the Board has, in our opinion, not been prepared to address our serious concerns.  Accordingly, we believe that the nomination of the Dialectic Nominees is the best option to maximize stockholder value, which has suffered significant deterioration under the current Board.

We believe that the Board lacks in accountability to stockholders and that the Board’s and management’s incentives are not properly aligned with stockholders’ interests. Furthermore, we believe that the Company’s operational and capital allocation strategies are misguided, and that the Company cannot afford to consummate an ill-advised acquisition while supporting a business that, in our view, has consistently failed to earn an adequate return on capital.

The Dialectic Nominees, consistent with their fiduciary duties, are committed to enhancing long-term stockholder value and to attempting to work cohesively with the rest of the Board to ensure that stockholder interests are properly represented.

We are concerned with the Company’s poor operating and stock price performance under the direction of the current Board

•
We believe that the realities of CMD’s financial performance are drastically different from what management has communicated to stockholders.  In particular, while management has emphasized a string of 16 quarters in which the Company achieved positive operating cash flow prior to the macroeconomic shock of September 2008, a closer inspection of the Company’s performance paints a different picture.  CMD’s highest annual return on capital has been a mere 0.3% since the Motorola business began to decline in 2006.  Additionally, the importance of interest income to the Company’s cash flow should not be underestimated—during fiscal 2007 and 2008, interest income amounted to approximately 45% of CMD’s cash flow from operations.

•
CMD has experienced a steady decline in revenues and profitability.  The Company has experienced losses in eight out of its last 12 most recent fiscal quarters.  From fiscal 2006 through fiscal 2009, revenues have declined each year, from $70 million in fiscal 2006 to $49 million in fiscal 2009, and the Company recorded a net loss of $15 million in fiscal 2009, as compared to net income of $10 million in fiscal 2006.  Consider also the percentage of net sales represented by the Company’s gross margin, research and development expenses and SG&A expenses in fiscal 2009, as compared to the Company’s targets for these performance metrics:

	Fiscal 2009 (% of net sales)	Target (% of net sales)
Gross margin	30%	38%-40%
R&D expenses	21%	9%-10%
SG&A expenses	30%	15%-16%

We question the ability of management, under the direction of the current Board, to achieve these goals.  The Company is concentrated in terms of product types, markets and customers and its margins have been steadily decreasing since the Motorola business began to decline.  We believe that CMD faces an entirely different set of competitive dynamics today and that without more rigorous Board oversight, these targets are unlikely to be attained.

•
In conjunction with the Company’s poor financial performance, CMD’s stock performance has been dismal.  While the Company has cited the weak global economy as a factor in its poor performance, we believe the current recession cannot come close to explaining the wide discrepancy in performance between the Company’s stock and the major indices used by the Company as a benchmark.  Consider the following performance graph included in the Company’s Annual Report on Form 10-K for fiscal 2009.

* $100 invested on March 31, 2004 in stock or index including re-investment of dividends.
Fiscal year ended March 31.

	3/04	3/05	3/06	3/07	3/08	3/09
California Micro Devices Corporation	$100.00	$37.71	$59.07	$34.95	$21.96	$18.15
NASDAQ Composite	100.00	100.25	117.33	121.43	114.29	76.65
S&P 500	$100.00	$104.83	$114.97	$126.16	$117.45	$70.85
The stock price performance included in this graph is not necessarily indicative of future stock price performance.

As a result of the Company’s poor operating performance, among other factors, the Company’s enterprise value was under $10 million as of March 31, 2009.  Effectively, investors are attributing little value to the operating businesses of the Company.  We believe this indicates an extreme lack of confidence in the current Board’s and management’s ability to generate acceptable returns, a concern that, as evidenced by the performance graph, stockholders have had to endure for years.

We are concerned that the Company will continue to misallocate stockholder capital

We are extremely concerned about the Company’s search for acquisition targets in executing its growth strategy.  We believe that management needs to devote its full attention to improving operational performance and that the quest for acquisitions will only serve to distract management’s focus.  We also have serious doubts as to management’s and the Board’s ability to identify the right target, determine a reasonable price and oversee the successful integration of the acquired business, especially in light of the Company’s limited and poor acquisition history.  At just $8.4 million, the Arques Technology transaction, completed in fiscal 2007, is the only acquisition consummated by the Company during Robert Dickinson’s eight years as CEO.  Less than two years later, the Company wrote off all $5.3 million in goodwill recorded for that acquisition.  Given this outcome, we are highly skeptical of the ability of management, under the direction of the current Board, to create stockholder value through pursuit of an acquisition strategy.

We believe Board and management interests are misaligned with those of stockholders

The aggregate direct stock ownership of the Board and senior management amounts to 88,200 Shares, or 0.38% of CMD’s outstanding Shares. In addition, the Board has not adopted any stock ownership guidelines for the Company’s executive officers or directors.  As a group, management’s and the Board’s economic exposure to CMD’s equity is concentrated in nearly 2,900,000 underwater stock options, which we believe encourages the pursuit of high-risk/high-reward strategies.  Additionally, despite continued deteriorating results, the Board issued options to purchase 325,000 Shares to the Company’s top five executives during each of fiscal 2008 and fiscal 2009, and determined to make those same grants again in fiscal 2010.  It is our view that option grants are to be earned and not a right.

We believe that the Board has demonstrated poor corporate governance practices

  Specifically, in June 2001, two months after Mr. Dickinson was named CEO, the Board amended the Company’s bylaws to extend the advance notice deadline for stockholder nominations to 120 calendar days from 30 calendar days.  Then, in September 2001, the Board implemented a poison pill without seeking stockholder approval.   Furthermore, in December 2007, the Board deprived stockholders of their ability to call special meetings, reserving this right solely for the Board.  We believe these actions serve to entrench the current Board and need to be reconsidered.  We also believe that having Mr. Dickinson serve as the “single focal point” for stockholder concerns is inconsistent with the Board’s process for stockholder communications set forth in the Company’s proxy statement, and isolates stockholder concerns from the independent directors.

In our view, the Board has had ample opportunity to address the Company’s key strategic and operational issues

Consider that, excluding the one recent addition to the Board:

•	there has not been a change in the composition of the Board since 2003;

•	the average tenure of the Board members is 9.5 years; and

•	five of the six current directors are either retired or consultants.

We do not believe the Board has been proactive in addressing the Company’s declining operating and financial performance and overseeing management.  Under the incumbent Board:

•	Annual revenues have declined 17.3% from $59.6 million in fiscal 2004 to $49.3 million in fiscal 2009.

•	CMD has gone from generating net income of $3.8 million in fiscal 2004 to reporting a net loss of $15.2 million in fiscal 2009.

•	The Company’s stock price has declined over 71% from $9.13 on December 31, 2003 to $2.63 on July 21, 2009.

Although the Company recently appointed Jon Castor to the Board, we believe his appointment was made in reaction to the nomination of the Dialectic Nominees and does little to address the fundamental issues we have raised.  We believe it is clearly time for a change.

We believe that the Dialectic Nominees have the experience necessary to oversee operational and strategic initiatives with a goal of maximizing stockholder value

Dialectic is a long-term stockholder of CMD, having held stock in the Company since September 2007. The Dialectic Group collectively owns 2,025,011 Shares, or approximately 8.8% of the outstanding Shares of the Company.  Accordingly, we are highly incentivized to maximize the value of your Shares.  Our interests are aligned with the interests of all stockholders.

If elected to the Board, the Dialectic Nominees will endeavor to use their extensive financial and operational experience to implement strategic and operational changes at the Company, including realigning CMD’s cost structure, reviewing capital allocation opportunities and overseeing management’s execution.  The Dialectic Nominees are not committed to paying a large special cash dividend or pursuing a sale of the Company; however, they will, consistent with their fiduciary duties, explore any viable alternatives to maximize stockholder value.

The Dialectic Nominees, if elected, will represent a minority of the Board.  If elected, the Dialectic Nominees will, subject to their fiduciary duties as directors, work with the other members of the Board to take those steps that they deem are necessary to maximize stockholder value.  Although the Dialectic Nominees will not be able to adopt any measures without the support of at least some members of the current Board, we believe that the election of the Dialectic Nominees will send a strong message to the Board regarding the meaningful change desired by CMD stockholders.  There can be no assurance that the goals of the Dialectic Group will be achieved if the Dialectic Nominees are elected.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Dialectic Group is seeking your support at the Annual Meeting to elect the Dialectic Nominees.  The Board is currently composed of seven (7) directors.  The Dialectic Group believes that seven (7) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2010 annual meeting of stockholders and until their successors have been selected and qualified.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect the Dialectic Nominees in opposition to three (3) of the Company’s seven (7) director nominees.  Your vote to elect the Dialectic Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Dialectic Nominees.  If elected, the Dialectic Nominees will represent a minority of the members of the Board.

THE DIALECTIC NOMINEES

The Dialectic Group has nominated three (3) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The Dialectic Nominees are independent of the Company in accordance with the SEC and Nasdaq Stock Market rules on board independence.  If elected, and subject to their fiduciary duties as directors, the Dialectic Nominees would work with the other members of the Board to take those steps that they deem are necessary or advisable to maximize value for all stockholders.

Set forth below are the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of the Dialectic Nominees.  This information has been furnished to the Dialectic Group by the Dialectic Nominees.  The Dialectic Nominees have been nominated by DCP in accordance with the Company’s advance notice bylaw provision.

John Fichthorn (Age 36) is a co-founder of DCM, an investment management firm, and has been a portfolio manager there since 2003.  From 2000 to 2003, he was employed by Maverick Capital, most recently as Managing Director of the technology group.  From 1999 to 2000, he was an analyst at Alliance Capital working as a dedicated short-seller across multiple hedge fund products and as a member of the technology team.  From 1997 to 1999, he was analyst at Quilcap Corporation, a short biased hedge fund where he covered all sectors, with a focus on technology.  From 1995 to 1997, Mr. Fichthorn worked at Ganek & Orwicz Partners where his responsibilities included small cap research, international closed-end fund arbitrage and operations.  Mr. Fichthorn holds a B.A. in Astronomy from the University of North Carolina at Chapel Hill.  The principal business address of Mr. Fichthorn is 875 Third Avenue, 15th  Floor, New York, New York 10022.  Mr. Fichthorn is a U.S. citizen.

J. Michael Gullard (Age 64) is a General Partner at Cornerstone Management, Inc., a professional turn-around and restructuring firm.  He joined the firm in 1984. Mr. Gullard has 35 years of financial, general management and venture capital experience in the technology industry.  He was the Chief Executive Officer and the Chief Financial Officer at Telecommunications Technology, Inc. from 1979 to 1984.  Previously, Mr. Gullard held a variety of senior financial and operational management positions at Intel Corporation from 1972 to 1979.  Mr. Gullard also serves on the Board of Directors of the following public companies: Alliance Semiconductor Corporation, JDA Software Group Inc., Planar Systems Inc. and  Proxim Wireless Corporation.  Mr. Gullard is also the Non-Executive Chairman of the Board at DynTek, Inc.  Mr. Gullard holds a B.A. degree in Economics from Stanford University and an M.B.A. from the Stanford University’s Graduate School of Business.  The principal business address of Mr. Gullard is P.O. Box 1203, Menlo Park, California  94026-1203.  Mr. Gullard is a U.S. citizen.

Kenneth Potashner (Age 51) has served as Chairman of the Board of Newport Corporation, a leading global supplier of advanced-technology products and systems, since September 2007 and as member of its Board of Directors since 1998.  Since May 2003, Mr. Potashner has been an independent investor.  From 1996 to May 2003, he was Chairman of the Board of Directors of Maxwell Technologies, Inc., a manufacturer of ultracapacitors, microelectronics, power systems and high voltage capacitors.  He also served as President and Chief Executive Officer of Maxwell Technologies from 1996 to October 1998.  From November 1998 to August 2002, Mr. Potashner was President, Chief Executive Officer and Chairman of SONICblue Incorporated (formerly S3 Incorporated), a supplier of digital media appliances and services. Mr. Potashner was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a manufacturer of storage systems, from 1994 to 1996.  From 1991 to 1994, he was Vice President of Worldwide Product Engineering for Quantum Corporation, a manufacturer of disk drives.  From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a manufacturer of computers and peripherals, culminating with the position of Vice President of Worldwide Product Engineering in 1991.  Mr. Potashner also serves on the Board of Directors of Applied Solar, Inc.   Mr. Potashner holds a B.S.E.E. from Lafayette College and an M.S.E.E. from Southern Methodist University.  The principal business address of Mr. Potashner is 6603 Calle Ponte Bella Rancho Santa Fe, California 92091.  Mr. Potashner is a U.S. citizen.

Each of the Dialectic Nominees has consented to serve as a director of the Company if elected and to being named in this Proxy Statement.  The Dialectic Nominees will not receive any compensation from any member of the Dialectic Group for their services as directors of the Company.  Other than as stated herein, there are no arrangements or understandings between members of the Dialectic Group and any of the Dialectic Nominees or any other person or persons pursuant to which the nomination of the Dialectic Nominees described herein is to be made, other than the consent by each of the Dialectic Nominees to be named in this Proxy Statement and to serve as a director of CMD if elected as such at the Annual Meeting.  None of the Dialectic Nominees is a party adverse to CMD or any of its subsidiaries or has a material interest adverse to CMD or any of its subsidiaries in any material pending legal proceedings.

The Dialectic Group does not expect that the Dialectic Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or, for good cause, will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  In addition, DCP reserves the right to nominate substitute persons if CMD makes or announces any changes to its Amended and Restated Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Dialectic Nominees.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.  DCP reserves the right to nominate additional persons if CMD increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of DCP that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE DIALECTIC NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Grant Thornton LLP as independent accountants to audit the financial statements of the Company for the current fiscal year.  The Board has submitted this proposal to stockholders for ratification as a corporate governance practice.

We do not object to the ratification of the appointment of Grant Thornton LLP as the Company’s independent accountants to audit the financial statements of the Company for the fiscal year ending March 31, 2010.

PROPOSAL NO. 3

COMPANY PROPOSAL TO AMEND THE 1995 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Compensation Committee of the Board recommended, and the Board approved, an amendment to the 1995 Employee Stock Purchase Plan of the Company (as amended, the “Purchase Plan”), subject to approval of the Company’s stockholders at the Annual Meeting, to increase the number of Shares reserved under the Purchase Plan by 200,000.  The Company is submitting the amendment to the Purchase Plan to stockholders for their consideration at the Annual Meeting.

THE DIALECTIC GROUP RECOMMENDS A VOTE “FOR” THE PROPOSAL TO AMEND THE 1995 EMPLOYEE STOCK PURCHASE PLAN.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the Dialectic Group believes that the only outstanding class of securities of CMD entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Dialectic Nominees to the Board, FOR the election of the candidates who have been nominated by the Company other than ___________, __________ and ________, FOR the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accountants for the fiscal year ending March 31, 2010, FOR the amendment of the Purchase Plan and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the Board intends to nominate seven (7) candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only the Dialectic Nominees, but also the candidates who have been nominated by the Company other than ___________, __________ and ________.  This gives stockholders who wish to vote for the Dialectic Nominees and such other persons the ability to do so.  Under applicable proxy rules, we are required either to solicit proxies only for the Dialectic Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for the Dialectic Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for the Dialectic Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if the Dialectic Nominees are elected.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum.  Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting, but are not deemed to be present or represented for purposes of determining whether stockholder approval of a proposal has been obtained.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  The seven nominees who receive the most votes will be elected as directors; votes cast against the director or withheld have no legal effect.  Any Shares not voted (whether by abstention, broker non-votes or otherwise) will have no impact on the election of directors, except to the extent that withholding the authority to vote for an individual results in another individual receiving a larger number of votes.

Vote required for the ratification of the appointment of Grant Thornton LLP.  According to the Company’s proxy statement, to be approved, the ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accountants must receive “For” votes from the majority of Shares represented in person or by proxy and voting on the proposal.  According to the Company’s proxy statement, abstentions and broker non-votes are not counted as votes for or against this proposal or in the calculation of the total votes cast.

Vote required for amendment of the 1995 Plan.  According to the Company’s proxy statement, to be approved, the amendment of the 1995 Plan must receive “For” votes from the majority of Shares represented in person or by proxy and voting on the proposal.  According to the Company’s proxy statement, abstentions and broker non-votes are not counted as votes for or against this proposal or in the calculation of the total votes cast.

DISCRETIONARY VOTING

Many brokers are subject to rules which prohibit them from voting on certain proposals unless they receive specific instruction from the beneficial owner to vote on such matters. Such rules currently prohibit the brokers to vote with respect to proposals related to contested director elections and equity compensation, such as Proposals 1 and 3, absent such instruction, but such rules currently do not prohibit the brokers to vote on Proposal 2 related to ratification of accountants in the absence of such instructions if and as they choose. Accordingly, your Shares will not be voted in the election for directors or on Proposal 3 if you hold your Shares in street name and do not instruct your broker how to vote.

REVOCATION OF PROXIES

Stockholders of CMD may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the Dialectic Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to CMD at 490 N. McCarthy Boulevard, #100, Milpitas, California 95035, or any other address provided by CMD.  Although a revocation is effective if delivered to CMD, the Dialectic Group requests that either the original or photostatic copies of all revocations be mailed to the Dialectic Group in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that the Dialectic Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Dialectic Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE DIALECTIC NOMINEES TO THE BOARD, FOR THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP OR FOR THE AMENDMENT OF THE PURCHASE PLAN, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Dialectic Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Dialectic has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $50,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Dialectic has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Dialectic will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 10-15 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by DCP pursuant to the terms of the Joint Filing and Solicitation Agreement (as described below).  Costs of this solicitation of proxies are currently estimated to be approximately $_______.  DCP estimates that through the date hereof, its expenses in connection with this solicitation are approximately $_____. DCP intends to seek reimbursement from CMD of all expenses it incurs in connection with the solicitation of proxies for the election of the Dialectic Nominees to the Board at the Annual Meeting.  DCP does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Dialectic Nominees and the other members of the Dialectic Group are participants in this solicitation.  The principal business of DCM is providing investment advice.  DCM is the investment manager of each of DCP, DOF, DAP and DAO.  The principal business of each of DCP, DOF, DAP and DAO is investing in securities.  John Fichthorn and Luke Fichthorn are each managing members of DCM, and their principal business is investment management.  Mr. Riley is the Managing Member and founder of Riley Investment Management LLC and founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage and investment banking firm providing research and trading ideas primarily to institutional investors since 1997.

The address of the principal office of each of DCM, DCP, DAP, John Fichthorn and Luke Fichthorn is 875 Third Avenue, 15th  Floor, New York, New York 10022.

The address of the principal office of each of DOF and DAO is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

Mr. Riley’s principal business address is c/o B. Riley & Co., LLC, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025.

As of the date hereof, DCP beneficially owns 317,715 Shares, DOF beneficially owns 186,221 Shares, DAP beneficially owns 575,619 Shares and DAO beneficially owns 926,445 Shares.  As of the date hereof, DCM (as the investment manager of each of DCP, DOF, DAP and DAO) and John Fichthorn and Luke Fichthorn (as the managing members of DCM) are deemed to be the beneficial owners of the (i) 317,715 Shares owned by DCP, (ii) 186,221 Shares owned by DOF, (iii) 575,619 Shares owned by DAP and (iv) 926,445 Shares owned by DAO.  As of the date hereof, Messrs. Gullard, Potashner and Riley do not directly own any Shares.

Each member of the Dialectic Group, as a member of a “group” with the other Dialectic Group members for the purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, accordingly beneficially owns the Shares beneficially owned in the aggregate by the other members of the Dialectic Group.  Each member of the Dialectic Group disclaims beneficial ownership of such Shares, except to the extent of his or its pecuniary interest therein.

For information regarding purchases and sales of securities of CMD during the past two years by the members of the Dialectic Group, including the Dialectic Nominees and Messrs. Gullard and Riley, and their affiliates and associates, see Schedule I.

On March 5, 2009, the members of the Dialectic Group entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Dialectic Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the Dialectic Group agreed to solicit proxies or written consents for the election of the Dialectic Nominees, or any other person(s) nominated by DCP, to the Board at the Annual Meeting (the “Solicitation”), and (c) DCP agreed to bear all expenses incurred in connection with the Dialectic Group’s activities, subject to certain limitations.  DCP has agreed to indemnify each of Messrs. Gullard, Potashner and Riley against claims arising from the Solicitation and any related transactions.

DCP has paid B. Riley & Co., LLC a fee of $75,000, and will pay an additional $100,000 success fee if a Dialectic Nominee is elected to serve on the Board.  B. Riley & Co., LLC will also be entitled to a $100,000 fee based upon the return on DCP’s investment in the Company, to be agreed upon by the parties.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of CMD; (iii) no participant in this solicitation owns any securities of CMD which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of CMD during the past two years; (v) no part of the purchase price or market value of the securities of CMD owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of CMD, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of CMD; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of CMD; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of CMD’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which CMD or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by CMD or its affiliates, or with respect to any future transactions to which CMD or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Dialectic Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, the Dialectic Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Dialectic Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Any stockholder who intends to present a proposal at the Company’s annual meeting in the year 2010 must deliver the proposal to the Corporate Secretary at CMD:

❖
Not later than March 31, 2010, if the proposal is submitted for inclusion in the Company’s proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended; or

❖
Not less than 120 calendar days before the one-year anniversary of the date that the Company’s proxy statement was released to stockholders in connection with the Annual Meeting if a stockholder wishes to submit a proposal that is not to be included in the Company’s proxy materials for that meeting or nominate a director.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at CMD’s 2010 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the Dialectic Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE DIALECTIC GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN CMD’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON CMD’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  THE DIALECTIC GROUP WAS NOT INVOLVED IN THE PREPARATION OF CMD’S PROXY STATEMENT.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF CMD.

The information concerning CMD contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE DIALECTIC GROUP

July [  ], 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CALIFORNIA MICRO DEVICES
CORPORATION DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Dialectic Capital Partners, LP

Date	Transaction Code	Number of Shares of Common Stock Purchased or Sold	Price Per Share($)

03/22/2007	BY	12,655	4.8108
04/02/2007	SL	5,190	4.6911
04/20/2007	SL	84	4.9000
04/26/2007	SL	12,587	4.8000
05/01/2007	BY	1,257	4.8316
05/03/2007	SL	3,105	4.9000
05/03/2007	SL	4,196	4.9000
05/04/2007	SL	10,741	4.9118
05/07/2007	SL	923	4.9264
05/07/2007	SL	11,411	4.9526
07/02/2007	BY	11,106	4.0257
07/05/2007	BY	998	4.1300
07/11/2007	BY	21,775	4.1639
07/12/2007	BY	2,966	4.2438
07/13/2007	BY	6,542	4.2300
07/13/2007	BY	2,796	4.2500
07/18/2007	BY	16,140	4.1500
07/19/2007	BY	255	4.3967
07/20/2007	BY	5,918	4.3600
08/01/2007	BY	1,697	4.3500
08/03/2007	BY	2,771	4.1216
08/08/2007	BY	10,145	3.8205
08/09/2007	BY	5,073	3.7610
08/13/2007	BY	19,067	3.8505
08/14/2007	BY	2,143	3.8416
08/15/2007	BY	6,487	3.8472
08/16/2007	BY	9,318	3.8149
08/17/2007	BY	4,087	3.7953
08/17/2007	BY	4,058	3.7600
08/24/2007	BY	8,116	3.6947
08/30/2007	BY	11,623	3.6500
08/30/2007	BY	4,058	3.8559
08/30/2007	BY	4,058	3.8018
08/30/2007	BY	4,058	3.6510

08/30/2007	BY	1,015	3.7900
09/19/2007	SL	6,323	4.2009
09/28/2007	BY	3,588	4.3601
09/28/2007	BY	3,588	4.3601
09/28/2007	BY	323	4.3633
10/04/2007	SL	5,148	4.7992
10/04/2007	SL	5,148	4.7992
10/05/2007	SL	2,491	4.8423
10/08/2007	SL	123	4.8034
10/10/2007	SL	438	4.7500
10/11/2007	SL	2,116	4.7500
10/12/2007	SL	144	4.7000
10/18/2007	SL	3,171	4.6386
10/25/2007	BY	3,622	4.5906
10/25/2007	SL	5,148	4.8010
10/26/2007	BY	1,811	4.5460
10/31/2007	BY	688	4.4263
10/31/2007	SL	308	4.4487
11/01/2007	BY	2,061	4.1991
11/01/2007	BY	2,061	4.1991
11/02/2007	BY	4,273	4.2000
11/02/2007	BY	4,273	4.2000
11/20/2007	BY	3,638	3.4695
11/28/2007	BY	14,645	3.4697
11/28/2007	BY	14,645	3.4697
11/29/2007	BY	2,486	3.5569
12/10/2007	SL	10	4.2400
12/11/2007	SL	1,461	4.2436
12/11/2007	SL	1,461	4.2436
12/19/2007	SL	20,404	4.0500
12/27/2007	SL	6,158	4.4300
12/28/2007	BY	3,125	4.5900
01/02/2008	SL	788	4.6019
01/02/2008	SL	3,032	4.6000
01/02/2008	SL	3,032	4.6000
01/04/2008	BY	2,853	4.1900
01/14/2008	SL	16,443	4.2000
02/06/2008	BY	8,777	3.3000
03/18/2008	BY	923	2.9099
03/24/2008	BY	21,364	2.9964
03/24/2008	BY	21,364	2.9926
04/02/2008	BY	5,420	3.0079
04/09/2008	BY	5,420	3.0000
04/18/2008	BY	3,612	2.9103
04/18/2008	BY	3,612	2.9103
04/29/2008	BY	11,043	3.0200

04/30/2008	BY	2,710	3.0400
04/30/2008	BY	1,084	3.0400
04/30/2008	BY	43	3.0500
05/02/2008	BY	8,830	3.0077
05/02/2008	BY	5,684	3.0069
05/05/2008	BY	5,500	3.0467
05/05/2008	BY	2,750	3.0944
05/05/2008	BY	2,750	3.0910
05/05/2008	BY	2,750	3.0892
05/06/2008	BY	3,410	3.0685
05/07/2008	BY	1,100	3.0739
05/14/2008	BY	3,278	3.1279
05/15/2008	SL	1,539	3.4312
05/15/2008	SL	1,539	3.4312
05/16/2008	SL	1,395	3.4297
05/16/2008	SL	1,395	3.4297
05/19/2008	SL	8,205	3.4153
05/29/2008	SL	867	3.4021
05/30/2008	BY	1,100	3.5380
05/30/2008	SL	36	3.4633
07/08/2008	BY	857	3.0919
07/21/2008	BY	1,160	3.0900
08/22/2008	SL	5,991	3.2057
10/08/2008	BY	6,764	2.2500
10/10/2008	BY	7,743	2.3118
11/03/2008	SL	34,031	2.3700
12/10/2008	BY	8,817	1.6500
12/16/2008	BY	17,660	1.7104
12/17/2008	BY	2,948	1.5956
12/17/2008	BY	2,948	1.5956
12/19/2008	BY	275	1.5000
12/22/2008	BY	458	1.6737
06/22/2009	BY	229	2.4500
06/23/2009	BY	687	2.4184

Dialectic Offshore, Ltd.

Date	Transaction Code	Number of Shares of Common Stock Purchased or Sold	Price Per Share($)

03/22/2007	BY	2,345	4.8108
04/20/2007	SL	16	4.9000
04/26/2007	SL	2,413	4.8000
05/03/2007	SL	595	4.9000
05/03/2007	SL	804	4.9000

05/04/2007	SL	2,059	4.9118
05/07/2007	SL	177	4.9264
05/07/2007	SL	2,187	4.9526
06/01/2007	BY	1,293	4.8712
07/11/2007	BY	3,925	4.1639
07/12/2007	BY	534	4.2438
07/13/2007	BY	1,180	4.2300
07/13/2007	BY	504	4.2500
07/18/2007	BY	2,910	4.1500
07/19/2007	BY	45	4.3967
07/20/2007	BY	1,067	4.3600
08/01/2007	BY	304	4.3500
08/03/2007	BY	495	4.1216
08/08/2007	BY	1,805	3.8205
08/09/2007	BY	903	3.7610
08/13/2007	BY	3,431	3.8505
08/14/2007	BY	384	3.8416
08/15/2007	BY	1,168	3.8472
08/16/2007	BY	1,677	3.8149
08/17/2007	BY	736	3.7953
08/17/2007	BY	722	3.7600
08/24/2007	BY	1,444	3.6947
08/30/2007	BY	58,271	3.6500
08/30/2007	BY	722	3.8559
08/30/2007	BY	722	3.8018
08/30/2007	BY	722	3.6510
08/30/2007	BY	181	3.7900
09/19/2007	SL	2,478	4.2009
09/28/2007	BY	1,414	4.3601
09/28/2007	BY	1,414	4.3601
09/28/2007	BY	127	4.3633
10/04/2007	SL	2,017	4.7992
10/04/2007	SL	2,017	4.7992
10/05/2007	SL	976	4.8423
10/08/2007	SL	48	4.8034
10/10/2007	SL	172	4.7500
10/11/2007	SL	829	4.7500
10/12/2007	SL	56	4.7000
10/18/2007	SL	1,243	4.6386
10/25/2007	BY	1,412	4.5906
10/25/2007	SL	2,017	4.8010
10/26/2007	BY	706	4.5460
10/31/2007	BY	268	4.4263
10/31/2007	SL	121	4.4487
11/20/2007	BY	1,390	3.4695
11/28/2007	BY	5,596	3.4697

11/28/2007	BY	5,596	3.4697
11/29/2007	BY	950	3.5569
12/10/2007	SL	4	4.2400
12/11/2007	SL	559	4.2436
12/11/2007	SL	559	4.2436
12/19/2007	SL	7,797	4.0500
12/27/2007	SL	2,353	4.4300
12/28/2007	BY	1,194	4.5900
01/02/2008	SL	301	4.6019
01/02/2008	SL	1,159	4.6000
01/02/2008	SL	1,159	4.6000
01/02/2008	SL	6,392	4.6600
01/04/2008	BY	1,033	4.1900
01/14/2008	SL	5,860	4.2000
02/06/2008	BY	3,162	3.3000
03/18/2008	BY	333	2.9099
03/24/2008	BY	7,711	2.9964
03/24/2008	BY	7,711	2.9926
04/02/2008	BY	1,940	3.0079
04/09/2008	BY	1,940	3.0000
04/18/2008	BY	1,293	2.9103
04/18/2008	BY	1,293	2.9103
04/29/2008	BY	3,957	3.0200
04/30/2008	BY	970	3.0400
04/30/2008	BY	388	3.0400
04/30/2008	BY	16	3.0500
05/02/2008	BY	3,153	3.0077
05/02/2008	BY	2,027	3.0069
05/05/2008	BY	1,965	3.0467
05/05/2008	BY	983	3.0944
05/05/2008	BY	983	3.0910
05/05/2008	BY	983	3.0892
05/06/2008	BY	1,218	3.0685
05/07/2008	BY	393	3.0739
05/14/2008	BY	1,171	3.1279
05/15/2008	SL	549	3.4312
05/15/2008	SL	549	3.4312
05/16/2008	SL	498	3.4297
05/16/2008	SL	498	3.4297
05/19/2008	SL	2,930	3.4153
05/29/2008	SL	310	3.4021
05/30/2008	BY	393	3.5380
05/30/2008	SL	13	3.4633
07/08/2008	BY	302	3.0919
07/10/2008	BY	8,783	3.0616
07/11/2008	BY	10,300	3.0813

07/21/2008	BY	485	3.0900
08/22/2008	SL	2,505	3.2057
10/08/2008	BY	2,829	2.2500
10/10/2008	BY	3,238	2.3118
11/03/2008	BY	34,031	2.3700
12/10/2008	BY	5,169	1.6500
12/16/2008	BY	10,352	1.7104
12/17/2008	BY	1,728	1.5956
12/17/2008	BY	1,728	1.5956
12/19/2008	BY	161	1.5000
12/22/2008	BY	290	1.6737
06/22/2009	BY	140	2.4500
06/23/2009	BY	419	2.4184

Dialectic Antithesis Partners, LP

Date	Transaction Code	Number of Shares of Common Stock Purchased or Sold	Price Per Share($)

03/01/2007	BY	8,808	5.0699
04/03/2007	BY	17,862	4.7662
04/19/2007	SL	85	4.9000
04/26/2007	SL	12,767	4.8000
05/03/2007	SL	3,234	4.9011
05/03/2007	SL	4,256	4.9000
05/04/2007	SL	12,681	4.9115
05/07/2007	SL	936	4.9273
05/07/2007	SL	11,574	4.9526
07/11/2007	BY	12,143	4.1639
07/12/2007	BY	1,654	4.2438
07/13/2007	BY	33,453	4.2388
07/13/2007	BY	10,716	4.2300
07/18/2007	BY	26,438	4.1500
07/20/2007	BY	9,694	4.3600
07/30/2007	BY	16,538	4.4000
07/31/2007	BY	6,451	4.4471
08/01/2007	BY	32,617	4.4031
08/01/2007	BY	3,089	4.3500
08/03/2007	BY	5,042	4.1216
08/08/2007	BY	18,600	3.8205
08/09/2007	BY	9,300	3.7610
08/13/2007	BY	10,164	3.8500
08/14/2007	BY	610	3.8416
08/15/2007	BY	2,634	3.8482
08/16/2007	BY	5,349	3.8149

08/17/2007	BY	7,440	3.7600
08/17/2007	BY	696	3.7949
08/24/2007	BY	14,880	3.6947
08/30/2007	BY	26,312	3.6500
08/30/2007	BY	7,440	3.8559
08/30/2007	BY	7,440	3.8018
08/30/2007	BY	7,440	3.6510
08/30/2007	BY	1,860	3.7900
09/19/2007	SL	8,880	4.2009
09/28/2007	BY	6,224	4.3601
09/28/2007	BY	6,224	4.3601
09/28/2007	BY	560	4.3633
10/01/2007	BY	9,814	4.4384
10/03/2007	BY	8,160	4.6377
10/04/2007	SL	2,457	4.7992
10/04/2007	SL	7,607	4.7992
10/05/2007	SL	3,682	4.8423
10/08/2007	SL	181	4.8034
10/10/2007	SL	648	4.7500
10/11/2007	SL	3,127	4.7500
10/12/2007	SL	213	4.7000
10/18/2007	SL	4,686	4.6386
10/25/2007	BY	6,470	4.5906
10/25/2007	SL	7,713	4.8010
10/26/2007	BY	3,235	4.5460
10/31/2007	BY	1,229	4.4263
10/31/2007	SL	463	4.4487
11/01/2007	BY	10,144	4.1991
11/01/2007	BY	10,144	4.1991
11/02/2007	BY	21,037	4.2000
11/02/2007	BY	21,037	4.2000
11/06/2007	BY	6,883	3.8754
11/20/2007	BY	6,702	3.4695
11/28/2007	BY	26,980	3.4697
11/28/2007	BY	26,980	3.4697
11/29/2007	BY	4,579	3.5569
12/03/2007	BY	8,252	3.7742
12/05/2007	SL	15,326	4.0065
12/06/2007	SL	1,402	4.0394
12/06/2007	SL	12,061	4.0189
12/10/2007	SL	25	4.2400
12/11/2007	SL	3,653	4.2436
12/11/2007	SL	3,653	4.2436
12/17/2007	BY	6,436	3.8783
12/19/2007	SL	32,199	4.0500
12/27/2007	SL	9,718	4.4300

12/28/2007	BY	4,217	4.5900
01/02/2008	BY	6,392	4.6600
01/02/2008	SL	1,242	4.6019
01/02/2008	SL	4,776	4.6000
01/02/2008	SL	4,776	4.6000
01/04/2008	BY	7,100	4.1900
01/14/2008	SL	26,491	4.2000
01/24/2008	BY	26,785	3.3000
01/24/2008	BY	14,557	3.3000
01/24/2008	BY	12,849	3.4717
01/25/2008	BY	1,591	3.2900
02/06/2008	BY	25,801	3.3000
03/03/2008	BY	23,500	3.2000
03/18/2008	BY	3,051	2.9099
04/01/2008	SL	28,700	2.9400
04/02/2008	BY	18,255	3.0079
04/09/2008	BY	18,260	3.0000
04/18/2008	BY	12,170	2.9103
04/18/2008	BY	12,100	2.9103
04/30/2008	BY	9,130	3.0400
04/30/2008	BY	3,652	3.0400
04/30/2008	BY	146	3.0500
05/02/2008	BY	19,020	3.0069
05/02/2008	BY	8,415	3.0077
05/05/2008	BY	18,415	3.0467
05/05/2008	BY	9,208	3.0944
05/05/2008	BY	9,208	3.0910
05/05/2008	BY	9,208	3.0892
05/06/2008	BY	11,417	3.0685
05/07/2008	BY	3,683	3.0739
05/14/2008	BY	10,975	3.1279
05/15/2008	SL	4,637	3.4312
05/15/2008	SL	4,637	3.4312
05/16/2008	SL	4,205	3.4297
05/16/2008	SL	4,205	3.4297
05/19/2008	SL	24,727	3.4153
05/29/2008	SL	2,613	3.4021
05/30/2008	BY	3,683	3.5380
05/30/2008	SL	108	3.4633
06/02/2008	BY	8,885	3.6419
06/03/2008	BY	7,702	3.5226
06/03/2008	BY	253	3.6200
06/27/2008	BY	4,717	2.9707
07/01/2008	BY	63,617	3.1100
07/01/2008	SL	63,617	3.1100
07/08/2008	BY	3,379	3.0919

07/21/2008	BY	5,129	3.0900
08/01/2008	BY	16,978	3.1500
08/22/2008	SL	10,448	3.2057
09/02/2008	SL	14,943	3.2400
10/08/2008	BY	11,690	2.2500
10/10/2008	BY	13,381	2.3118
12/10/2008	BY	8,167	1.6500
12/16/2008	BY	16,358	1.7104
12/17/2008	BY	2,731	1.5956
12/17/2008	BY	2,731	1.5956
12/19/2008	BY	254	1.5000
12/22/2008	BY	2,462	1.6737
06/22/2009	BY	845	2.4500
06/23/2009	BY	2,535	2.4184
06/23/2009	BY	3,454	2.3667

Dialectic Antithesis Offshore, Ltd.

Date	Transaction Code	Number of Shares of Common Stock Purchased or Sold	Price Per Share($)

04/19/2007	SL	15	4.9000
04/26/2007	SL	2,233	4.8000
05/01/2007	BY	1,943	4.8316
05/03/2007	SL	566	4.9011
05/03/2007	SL	744	4.9000
05/04/2007	SL	2,219	4.9115
05/07/2007	SL	164	4.9273
05/07/2007	SL	2,024	4.9526
07/02/2007	BY	23,800	4.1000
07/02/2007	BY	1,395	4.0657
07/05/2007	BY	1,000	4.1000
07/06/2007	BY	24,000	4.1452
07/09/2007	BY	25,000	4.0982
07/10/2007	BY	6,200	4.0987
07/11/2007	BY	13,557	4.1639
07/11/2007	BY	1,100	4.2109
07/11/2007	BY	809	4.0910
07/12/2007	BY	1,846	4.2438
07/13/2007	BY	37,347	4.2388
07/13/2007	BY	11,962	4.2300
07/18/2007	BY	29,512	4.1500
07/20/2007	BY	10,821	4.3600
07/30/2007	BY	18,462	4.4000
07/31/2007	BY	7,202	4.4471

08/01/2007	BY	22,125	4.4217
08/01/2007	BY	3,268	4.3500
08/03/2007	BY	5,334	4.1216
08/08/2007	BY	19,450	3.8205
08/09/2007	BY	9,724	3.7610
08/13/2007	BY	10,736	3.8500
08/14/2007	BY	644	3.8416
08/15/2007	BY	2,782	3.8482
08/16/2007	BY	5,649	3.8149
08/17/2007	BY	7,780	3.7600
08/17/2007	BY	736	3.7949
08/24/2007	BY	15,560	3.6947
08/28/2007	BY	52,400	3.6475
08/29/2007	BY	22,600	3.6238
08/30/2007	BY	84,794	3.6500
08/30/2007	BY	7,780	3.8559
08/30/2007	BY	7,780	3.8018
08/30/2007	BY	7,780	3.6510
08/30/2007	BY	1,944	3.7900
09/19/2007	SL	12,519	4.2009
09/28/2007	BY	8,774	4.3601
09/28/2007	BY	8,774	4.3601
09/28/2007	BY	790	4.3633
10/04/2007	SL	10,228	4.7992
10/04/2007	SL	15,378	4.7992
10/05/2007	SL	4,951	4.8423
10/08/2007	SL	243	4.8034
10/10/2007	SL	871	4.7500
10/11/2007	SL	4,204	4.7500
10/12/2007	SL	287	4.7000
10/18/2007	SL	6,300	4.6386
10/25/2007	BY	8,496	4.5906
10/25/2007	SL	10,122	4.8010
10/26/2007	BY	4,248	4.5460
10/31/2007	BY	1,615	4.4263
10/31/2007	SL	608	4.4487
11/01/2007	BY	2,955	4.1991
11/01/2007	BY	2,955	4.1991
11/02/2007	BY	6,127	4.2000
11/02/2007	BY	6,127	4.2000
11/06/2007	BY	8,493	3.8754
11/20/2007	BY	8,270	3.4695
11/28/2007	BY	33,291	3.4697
11/28/2007	BY	33,291	3.4697
11/29/2007	BY	5,650	3.5569
12/05/2007	SL	18,730	4.0065

12/06/2007	SL	1,698	4.0394
12/06/2007	SL	14,739	4.0189
12/10/2007	SL	31	4.2400
12/11/2007	SL	4,427	4.2436
12/11/2007	SL	4,427	4.2436
12/17/2007	BY	7,796	3.8783
12/19/2007	SL	39,000	4.0500
12/27/2007	SL	11,771	4.4300
12/28/2007	BY	5,107	4.5900
01/02/2008	SL	1,504	4.6019
01/02/2008	SL	4,120	4.6019
01/02/2008	SL	5,785	4.6000
01/02/2008	SL	5,785	4.6000
01/02/2008	SL	15,848	4.6000
01/02/2008	SL	15,848	4.6000
01/04/2008	BY	7,625	4.1900
01/14/2008	SL	30,206	4.2000
01/24/2008	BY	15,637	3.3000
01/24/2008	BY	13,804	3.4717
01/24/2008	BY	3,409	3.3000
01/25/2008	BY	1,709	3.2900
02/01/2008	BY	20,492	3.6008
02/05/2008	BY	50,000	3.5000
02/06/2008	BY	33,789	3.3000
02/06/2008	BY	28,471	3.3000
03/03/2008	SL	23,500	3.2000
03/18/2008	BY	3,649	2.9099
04/01/2008	BY	28,700	2.9400
04/02/2008	BY	24,385	3.0079
04/09/2008	BY	24,380	3.0000
04/18/2008	BY	16,250	2.9103
04/18/2008	BY	16,230	2.9103
04/30/2008	BY	12,190	3.0400
04/30/2008	BY	4,876	3.0400
04/30/2008	BY	195	3.0500
05/02/2008	BY	24,908	3.0069
05/02/2008	BY	11,241	3.0077
05/05/2008	BY	24,120	3.0467
05/05/2008	BY	12,059	3.0944
05/05/2008	BY	12,059	3.0910
05/05/2008	BY	12,059	3.0892
05/06/2008	BY	14,955	3.0685
05/07/2008	BY	4,824	3.0739
05/14/2008	BY	14,376	3.1279
05/15/2008	SL	6,175	3.4312
05/15/2008	SL	6,175	3.4312

05/16/2008	SL	5,602	3.4297
05/16/2008	SL	5,602	3.4297
05/19/2008	SL	32,935	3.4153
05/29/2008	SL	3,479	3.4021
05/30/2008	BY	4,824	3.5380
05/30/2008	SL	143	3.4633
06/02/2008	BY	12,223	3.6419
06/03/2008	BY	10,598	3.5226
06/03/2008	BY	347	3.6200
06/27/2008	BY	6,283	2.9707
07/01/2008	BY	63,617	3.1100
07/01/2008	SL	63,617	3.1100
07/08/2008	BY	5,462	3.0919
07/21/2008	BY	8,301	3.0900
08/01/2008	SL	16,978	3.1500
08/22/2008	SL	16,056	3.2057
09/02/2008	BY	14,943	3.2400
10/08/2008	BY	18,817	2.2500
10/10/2008	BY	21,538	2.3118
12/10/2008	BY	13,147	1.6500
12/16/2008	BY	26,330	1.7104
12/17/2008	BY	4,393	1.5956
12/17/2008	BY	4,393	1.5956
12/19/2008	BY	410	1.5000
12/22/2008	BY	3,890	1.6737
06/22/2009	BY	1,286	2.4500
06/23/2009	BY	3,859	2.4184
06/23/2009	BY	5,557	2.3667

B. Riley & Co., LLC

Date	Transaction Code	Number of Shares of Common Stock Purchased or Sold	Price Per Share($)

07/02/2008	BY	140	3.1000
07/02/2008	BY	112	3.0800
07/02/2008	BY	117	3.1200
07/02/2008	BY	120	3.0700
07/02/2008	BY	184	3.1300
07/02/2008	BY	170	3.1100
07/02/2008	BY	174	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300

07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1400
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1200
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1300
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1100
07/02/2008	BY	100	3.1200
07/02/2008	BY	100	3.1200
07/02/2008	BY	100	3.1200
07/02/2008	BY	100	3.1200
07/02/2008	BY	100	3.0700
07/02/2008	BY	100	3.0700
07/02/2008	BY	100	3.0700
07/02/2008	BY	100	3.0700
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.1000
07/02/2008	BY	100	3.1000
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0800
07/02/2008	BY	100	3.0600
07/02/2008	BY	95	3.1300
07/02/2008	BY	66	3.1300
07/02/2008	BY	58	3.1400
07/02/2008	BY	42	3.1400
07/02/2008	BY	17	3.1400
07/02/2008	BY	92	3.0600
07/02/2008	BY	300	3.1000
07/02/2008	BY	283	3.1100
07/02/2008	BY	205	3.1300
07/02/2008	BY	228	3.1200
07/02/2008	BY	242	3.1100
07/02/2008	BY	254	3.1100
07/02/2008	BY	200	3.0800
07/02/2008	BY	200	3.1000

07/02/2008	BY	200	3.1000
07/02/2008	BY	7099	3.1070
07/10/2008	BY	7099	3.0300
10/02/2008	BY	7099	2.8529
12/16/2008	BY	55750	1.6999
12/16/2008	BY	50	1.7000
12/16/2008	SL	55750	1.7000
12/17/2008	BY	38	1.6000
12/18/2008	BY	462	1.4800
12/18/2008	BY	100	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	400	1.5500
12/18/2008	BY	500	1.5500
12/19/2008	SL	62	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	100	1.5500
12/19/2008	SL	300	1.5500
12/19/2008	SL	300	1.5500
12/19/2008	SL	800	1.5500
12/19/2008	SL	1300	1.5500
12/19/2008	SL	100	1.5600
12/19/2008	SL	100	1.5600
12/19/2008	SL	100	1.5600
12/19/2008	SL	100	1.5600
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/19/2008	SL	100	1.5700
12/29/2008	SL	88	1.7300
02/02/2009	BY	100	2.1500

02/02/2009	SL	200	2.1500
02/03/2009	BY	100	2.1200

DIALECTIC CAPITAL MANAGEMENT, LLC
None

JOHN FICHTHORN
None

LUKE FICHTHORN
None

J. MICHAEL GULLARD
None

KENNETH POTASHNER
None

BRYANT RILEY
None

SCHEDULE II

The following table is reprinted from CMD’s proxy statement filed with the
Securities and Exchange Commission on July 23, 2009.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of July 20, 2009, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company’s Common Stock; (ii) each of the Company’s directors; (iii) the Named Executive Officers (as defined under “Executive Compensation” in the Company’s proxy statement); and (iv) all directors and executive officers as a group. Except as otherwise noted and subject to community property laws, the persons or entities in this table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them. Also except as otherwise noted, the address of each such person or entity is 490 North McCarthy Boulevard, #100, Milpitas, California 95035. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by each person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 20, 2009, are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The number of Company shares outstanding as of July 20, 2009, was 22,917,914.

Beneficial Owner(1)	Shares Beneficially Owned	Percent
GAMCO Investors(2) One Corporate Center RYE, New York, NY 10580-1434	2,184,950	9.53%
Dialectic Capital Management, LLC(3) 153 East 53rd Street, 29th Floor New York, NY 10022	2,006,000	8.75%
Dimensional Fund Advisors(4) 1299 Ocean Avenue Santa Monica, CA 90401	1,727,965	7.54%
T. Rowe Price Associates, Inc.(5) P.O. Box 17630 Baltimore, MD 21297-1630	1,669,900	7.29%
RiverSource Investments LLC(6) 50210 Ameriprise Financial Center Minneapolis, MN 55474	1,155,300	5.04%
Robert V. Dickinson(7)	929,812	3.90%
Kevin J. Berry(8)	179,750	*
Kyle D. Baker(9)	338,775	1.46%
Daniel Hauck(10)	56,250	*
Juergen Lutz(11)	225,000	*
Manuel Mere(12)	238,402	1.03%
Wade F. Meyercord(13)	113,950	*
Jon S. Castor	0	*
Dr. Edward C. Ross(14)	61,000	*
Dr. David W. Sear(15)	59,500	*
Dr. John L. Sprague(16)	90,500	*
David L. Wittrock(17)	53,500	*
Directors and Executive Officers as a group (12 persons)(18)	2,346,439	9.29%

__________
* Less than 1%.

(1)	Except as noted below, based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Securities and Exchange Commission.

(2)
Information based on a Form 13D filed with the SEC on March 25, 2009, as amended on June 2, 2009, by Mario Gabelli (“Gabelli”), Gabelli Funds, LLC (“G Funds”), Teton Advisors, Inc. (“Teton”), and GAMCO Asset Management Inc. (“Gamco”) and on a Form 13F-HR filed with the SEC by Gamco et al. on May 15, 2009 for its holdings as of March 31, 2009. Gamco has the sole dispositive power over 1,199,300 of these shares and sole voting power over 1,074,300 of these shares. G Funds has sole dispositive and voting power over 660,000 of these shares, and Teton has sole dispositive and voting power over 325,650 of these shares. Gabelli is deemed to have beneficial ownership over the shares beneficially owned by Gamco, Teton and G Funds.

(3)
Information based on a Form 13D/A filed with the SEC by Dialectic Capital Management, LLC (“Dialectic”), John and Luke Fichthorn (the “Fichthorns”), and other persons on March 6, 2009, as updated by a Form 13-HR/A filed by Dialectic on May 20, 2009, for its holdings as of March 31, 2009. In the Form 13D/A it was indicated that Dialectic and the Fichthorns had shared voting and dispositive power over all 2,006,000 of the shares beneficially owned by Dialectic while in the Form 13F-HR/A it was indicated that Dialectic has sole voting and dispositive power over 1,079,555 of these shares and an associated investment manager, Dialectic Antithesis Offshore, Ltd., has shared voting power over 926,445 of these shares. The Fichthorns disclaim beneficial ownership in these shares except to the extent of their pecuniary interest in Dialectic.

(4)
Information based on a Form 13G filed with the SEC on February 9, 2009, by Dimensional Fund Advisors LP (“Dimensional”), a registered investment advisor, which serves as an institutional investment advisor or manager to various investment funds as updated by a Form 13F-HR filed with the SEC on May 8, 2009, by Dimensional for its holdings as of March 31, 2009. The filings indicated that Dimensional had dispositive authority over 1,727,965 shares along with Dimensional Fund Advisors Ltd., also a registered investment advisor, and that Dimensional had sole voting authority over 1,697,365 shares. Dimensional disclaims beneficial ownership of these shares.

(5)
Information based on a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) and T. Rowe Price Small-Cap Value Fund, Inc. (“T. Rowe Price Fund”) on February 12, 2009, as updated by Schedule 13F-HR filed with the SEC by T. Rowe Price Associates on May 14, 2009, for its holdings as of March 31, 2009. T. Rowe Price Associates, which serves as investment adviser, has the power to direct investments and/or sole power to vote the shares owned by T. Rowe Price Fund, as well as shares owned by certain other individual and institutional investors. T. Rowe Price Fund has sole voting power over 1,600,000 of these shares and T. Rowe Price Associates has sole voting power of 69,900 of these shares and sole dispositive power over all 1,669,900 of these shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of these 1,669,900 shares, including the shares owned by T. Rowe Price Fund, of which T. Rowe Price Associates expressly disclaims beneficial ownership. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(6)
Information based on a Schedule 13F-HR filed with the SEC on May 12, 2009 for its holdings as of March 31, 2009, by Ameriprise Financial, Inc., with RiverSource Investments LLC as an included fund manager on the filing. The filing stated that there was sole dispositive authority over all 1,155,300 of these shares and voting power over none of these shares.

(7)	Consists of 22,000 shares held by The Dickinson Family 1984 Trust, for which Mr. and Mrs. Dickinson are trustees, and 907,812 shares subject to options exercisable within 60 days of July 20, 2009.

(8)	Includes 173,750 shares subject to options exercisable within 60 days of July 20, 2009.

(9)	Includes 336,775 shares subject to options exercisable within 60 days of July 20, 2009.

(10)	Includes 56,250 shares subject to options exercisable within 60 days of July 20, 2009.

(11)	Includes 225,000 shares subject to options exercisable within 60 days of July 20, 2009.

(12)	Includes 235,150 shares subject to options exercisable within 60 days of July 20, 2009.

(13)	Includes 82,500 shares subject to options exercisable within 60 days of July 20, 2009.

(14)	Includes 57,500 shares subject to options exercisable within 60 days of July 20, 2009.

(15)	Includes 57,500 shares subject to options exercisable within 60 days of July 20, 2009.

(16)	Includes 82,500 shares subject to options exercisable within 60 days of July 20, 2009.

(17)	Includes 43,500 shares subject to options exercisable within 60 days of July 20, 2009.

(18)	Includes 2,258,237 shares subject to options exercisable within 60 days of July 20, 2009.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give the Dialectic Group your proxy FOR the election of the Dialectic Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The Dialectic Group urges you to confirm in writing your instructions to the Dialectic Group in care of Okapi Partners at the address provided below so that the Dialectic Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

Okapi Partners
780 Third Avenue, 30th Floor
New York, NY 10017
Stockholders Call Toll-Free at: (877) 285-5990
Banks and Brokers Call Collect at: (212) 297-0720
info@okapipartners.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 24, 2009

CALIFORNIA MICRO DEVICES CORPORATION

2009 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE DIALECTIC GROUP

THE BOARD OF DIRECTORS OF CALIFORNIA MICRO DEVICES CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints John Fichthorn and Luke Fichthorn, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of California Micro Devices Corporation (“CMD” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders of the Company scheduled to be held on Thursday, September 17, 2009 at  2:00 p.m., at the McCarthy Conference Center, 690 North McCarthy Boulevard, Milpitas, California, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Dialectic Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE DIALECTIC GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Proposal  No. 1 – The Dialectic Group’s Proposal to elect John Fichthorn, J. Michael Gullard and Kenneth Potashner as Directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees: John Fichthorn J. Michael Gullard Kenneth Potashner	[ ]	[ ]	[ ]

THE DIALECTIC GROUP INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. FICHTHORN, GULLARD AND POTASHNER AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN _______, __________ AND _________, FOR WHOM THE DIALECTIC GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF THE DIALECTIC GROUP’S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR DIALECTIC NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME OF THE NOMINEE YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING DIALECTIC NOMINEE.  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME OF THE NOMINEE(S) BELOW.

_______________________________________________________________

THE DIALECTIC GROUP DOES NOT OBJECT TO PROPOSAL NO. 2

Proposal No. 2 –  The Company’s proposal to ratify the selection of Grant Thornton LLP as the Company’s independent registered public accountants for the fiscal year ending March 31, 2010.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE DIALECTIC GROUP RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3

Proposal No. 3 – The Company’s proposal to amend the 1995 Employee Stock Purchase Plan to increase the total number of shares reserved for issuance thereunder by 200,000 shares from 1,940,000 shares to 2,140,000 shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.